		UNITED STATES					OMB APPROVAL
		SECURITIES AND EXCHANGE COMMISSION					OMB Number: 3235-0101
		Washington, D.C. 20549					Expires: December 31, 2006
Estimated average burden hours per response 4.47
FORM 144
SEC USE ONLY
		NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1(a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.		(c) S.E.C. FILE NO.
Blonder Tongue Laboratories, Inc.			52-1611421		1-14120
1(d) ADDRESS OF ISSUER	STREET		CITY	STATE	ZIP CODE		(e) TELEPHONE NO.
	One Jake Brown Road		Old Bridge	New Jersey	08857	AREA CODE	NUMBER
						732	679-4000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c)RELATIONSHIP TO ISSUER		(d)ADDRESS STREET CITY STATE ZIP CODE
James A. Luksch		Director, Officer and 10% stockholder		c/o Blonder Tongue Laboratories, Inc. One Jake Brown Road, Old Bridge, New Jersey 08857

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value ** (See instr. 3(d))	Number of Shares of Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Ferris, Baker Watts, Incorporated 1700 Pennsylvania Avenue, Suite 700 Washington, DC 20006		62,222	$77,775.50	6,222,252	08/21/2008 – 11/20/2008	AMEX

INSTRUCTIONS:
1. (a)	Name of issuer	3. (a)	Title of the class of securities to be sold
(b)	Issuer’s I.R.S. Identification Number	(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Issuer’s S.E.C. file number, if any	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Issuer’s address, including zip code	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)	Issuer’s telephone number, including area code	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a)	Name of person for whose account the securities are to be sold	(f)	Approximate date on which the securities are to be sold
(b)	Such person’s I.R.S. identification number, if such person is an entity	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
(c)	Such person’s relationship to the issuer (e.g., officer, director, 10%
	stockholder, or member of immediate family of any of the foregoing)	**Based on a closing price of $1.25/share for the Issuer’s common stock on August 20, 2008.
(d)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I – SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Date of Payment	Nature of Payment

Common Stock	07/22/93	Purchase from Issuer	Blonder Tongue Laboratories, Inc.	2,040,160 shares	See Exhibit A	See Exhibit A

INSTRUCTIONS: If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain it in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

James A. Luksch	Common Stock (Private Sale)	06/19/2008	10,000	$11,000
c/o Blonder Tongue Laboratories, Inc.	Common Stock (Private Sale)	06/19/2008	5,000	$5,500
One Jake Brown Road	Common Stock	06/20/2008	2,500	$3,125
Old Bridge, New Jersey 08857	Common Stock	06/20/2008	1,400	$1,680
	Common Stock	06/20/2008	100	$124
	Common Stock	06/20/2008	1,000	$1,220

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The persons for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

August 21, 2008 /s/ James A. Luksch
DATE OF NOTICE	James A. Luksch

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

Exhibit A

During July 1993, the Issuer loaned Mr. Luksch $912,036 to finance his purchase of 2,040,160 shares of common stock of the Issuer at $0.447 per share. The loan was evidenced by a promissory note (the “Note”) payable in three equal annual installments of principal together with accrued interest. In addition, during July 1993 the Issuer entered into a Special Bonus Agreement with Mr. Luksch pursuant to which the Company agreed to pay Mr. Luksch, on a net after-tax basis, bonuses of $291,000, $281,000 and $222,000 over a three year period coinciding with his payment obligations under the Note, to cover approximately 86% of the purchase price plus interest of such stock. The Note was prepaid in full by Mr. Luksch on December 19, 1995.